SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2017

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

August 7th, 2017

SUPERINTENDENCIA DEL MERCADO DE VALORES

Re.: MATERIAL EVENT

In accordance with article 28 of the Capital Markets Law approved by Law N° 093-2002-EF and SMV Resolution for Material Events and Reserved Information and Other Communications N° 005-2014-SMV-01, and as per the Material Event published on March 31st, 2017, Credicorp’s management provides up-to-date information about the effects of El Nino phenomenon (“FEN” by its Spanish initials).

The assessment of the FEN’s effect on Credicorp’s businesses indicates that:

A.1 Impact on Grupo Pacífico (PGA)

The impact on the insurance business was according to the initial estimates provided in the press release, and it amounted to approximately S/ 22 million. This was due to caps on maximum losses included in the reinsurance and catastrophic policies.

A.2 Impact on BCP and Mibanco

(i)	Wholesale Banking
-	After a case-by-case evaluation of Wholesale Banking’s clients in the areas affected by FEN, the results showed that the impact on them was mild and even below the initial estimates. In this context, the risk quality of the Wholesale Banking’s loan book was not affected.

-	Furthermore, it is important to highlight that the FEN’s impact has not required us to downgrade the risk rating of any client.

(ii)	Retail Banking and Mibanco
-	On March 31st, 2017, Credicorp provided preliminary figures indicating that the loan portfolio in the regions hit by FEN represented approximately S/ 3,900 million, of which S/ 3,500 million were held by BCP and S/ 400 million were held by Mibanco. Nonetheless, after offering SKIPs to clients affected by FEN, the impact was reduced to a portfolio of SKIP loans of approximately S/ 1,490 million.

-	Nowadays, BCP and Mibanco are focused on this portfolio of SKIP loans. Relationship Managers are contacting clients to understand their current situation and to define if it is necessary additional rescheduling of the debt after the SKIP period expires.

-	Considering that the portfolio of SKIP loans has just started to expire, it is prudent to wait until the vast majority of loans reached maturity to assess the final impact of FEN.

-	With regards to loan origination in the areas affected by FEN, we have resumed our activities under a prudent risk policy, and we will return gradually to our business-as-usual mode.

Finally, it is important to mention that, as we have done in the last quarters, Credicorp will continue to inform about the impact of FEN in the Quarterly Earnings Releases, as long as it is relevant.

Sincerely,

/s/ Guillermo Morales	/s/ Miriam Böttger
Legal Representative	Stock Market Representative
Credicorp Ltd.	Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7th, 2017

CREDICORP LTD. (Registrant)

By: /s/ Guillermo Morales	By: /s/ Miriam Böttger
Guillermo Morales	Miriam Böttger
Authorized Representative	Authorized Representative